United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: July 13, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, July 13, 2011	www.gruma.com

GRUMA ANNOUNCES THE ACQUISITION
OF THE LEADING TORTILLA MANUFACTURER IN RUSSIA

Monterrey, N.L., Mexico, July 13, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today the acquisition of Solntse Mexico, the leading tortilla manufacturer in Russia, for US$7 million.

Based in Russia, Solntse Mexico is a tortilla company that manufactures and sells mainly wheat flour tortillas, corn tortillas and corn chips, among other products, under the brand ''Delicados''. The company introduced the tortillas and corn chips to the Russian market and currently commands the leading market position in that country's retail and foodservice segments. During 2010, Solntse's net sales totaled US$9 million.

This acquisition is an important step for GRUMA, representing the company's entry into Russia, a country in which tortilla and chip consumption is becoming very popular and in which GRUMA had until now a presence only through exports. This acquisition is consistent with, and supports, GRUMA's overall strategy to take advantage of opportunities and synergies worldwide.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 96 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.